(NYSE: YDKN) 2015 Q4 Investor Presentation February 2016

Forward Looking Statements Information in this presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, reduced earnings due to larger than expected credit losses in the sectors of our loan portfolio secured by real estate due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors; reduced earnings due to larger credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral; the rate of delinquencies and amount of loans charged-off; the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods; costs or difficulties related to the integration of the banks we acquired or may acquire may be greater than expected; factors relating to our proposed acquisition of NewBridge Bancorp (“NewBridge”), including our ability to consummate the transaction on a timely basis, if at all, our ability to effectively and timely integrate the operations of Yadkin and NewBridge, our ability to achieve the estimated synergies from this proposed transaction and once integrated, the effects of such business combination on our future financial condition, operating results, strategy and plans; results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or writedown assets; the amount of our loan portfolio collateralized by real estate, and the weakness in the commercial real estate market; our ability to maintain appropriate levels of capital; adverse changes in asset quality and resulting credit risk-related losses and expenses; increased funding costs due to market illiquidity, increased competition for funding, and increased regulatory requirements with regard to funding; significant increases in competitive pressure in the banking and financial services industries; changes in political conditions or the legislative or regulatory environment, including the effect of recent financial reform legislation on the banking industry; general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; our ability to retain our existing customers, including our deposit relationships; changes occurring in business conditions and inflation; changes in monetary and tax policies; ability of borrowers to repay loans; risks associated with a failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, which could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses; changes in accounting principles, policies or guidelines; changes in the assessment of whether a deferred tax valuation allowance is necessary; our reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs; loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions; and changes in the securities markets. Additional factors that could cause actual results to differ materially are discussed in the Company’s filings with the Securities and Exchange Commission ("SEC"), including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. The forward-looking statements in this presentation speak only as of the date of the presentation, and the Company does not assume any obligation to update such forward-looking statements. Pro forma combined information which combines Yadkin and VantageSouth Banchares, Inc. contained in this presentation are used for illustrative purposes only. The pro forma information does nor purport to project our results of operations or financial condition for any future period or for any future date. Non‐GAAP Measures Statements included in this presentation include non‐GAAP measures and should be read along with the accompanying tables to the January 28, 2016 presentation and earnings release which provide a reconciliation of non‐GAAP measures to GAAP measures. Management believes that these non‐GAAP measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company. Non‐GAAP measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non‐GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company's results or financial condition as reported under GAAP. Important Information 2

Investment Thesis

History of Shareholder Value Creation	▪ **185% stock price increase from 12/31/2012 to 12/31/2015 (pro forma NBBC)** ▪ EPS growth CAGR of > 30% for 2014 through 2017 ($1.97 estimated vs. $0.86 in 2014) ▪ Extensive experience building value through M&A transactions - VantageSouth was a transformational MOE and NBBC provides access to the Piedmont Triad
High-Performing Franchise	▪ **2015 performance metrics: 1.13% Operating ROA, 59.2% Efficiency Ratio, and 12.92% Operating ROTCE** ▪ Demonstrated record of strong loan growth (both organic and acquisition) - $1.5Bn+ loan origination in LTM (with majority of loan growth from variable rate loans) ▪ Deep and robust management team
Scarcity Value	▪ **Largest independent community bank in North Carolina - 100+ branches and $5.3 Bn of Deposits (pro forma NBBC)** ▪ Strong platform in North Carolina for future growth (both organic and M&A)
Situated in Attractive Growth Markets	▪ **Footprint established in North Carolina's most attractive demographic markets - ~65% of the franchise is located in Charlotte, Raleigh MSA, and Piedmont Triad** - NC is currently the 9th largest state and projected to be the 7th largest state by 2030 ▪ North Carolina has a welcoming business climate with 13 Fortune 500 companies (seven currently headquartered in Charlotte MSA)
Well-Diversified Business Mix	▪ **Well-diversified business mix** - Spread business operations include commercial banking, retail banking, and builder finance - Significant fee business lines with SBA lending (#17 in the U.S.), mortgage origination, and wealth management
Conservatively Structured Balance Sheet	▪ **Management team has extensive experience with integration, allowing for easier transition in transaction** ▪ Over 60% of loan portfolio will be marked-to-market following the NBBC transaction ▪ Yadkin is well-positioned for rate environment
Compelling Platform with NewBridge Acquisition	▪ **Acquisition of NewBridge is strategically compelling, financially attractive, and has a low risk profile** - Approximately 10% EPS accretion and a TBV earnback of approximately 2.5 years

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YADKIN FINANCIAL CORPORATION

NewBridge Transaction

Rationale:

Strategically Compelling

- Strengthens YDKN's leading position as the largest community bank in North Carolina
  - Over $7 billion in assets with #1 market share among community banks
- Statewide presence serving North Carolina's premier markets
- Bolsters long-term growth potential
- Broadens and deepens competitive strengths

Financially Attractive

- Positions franchise for top tier financial performance
- EPS accretion of approximately 10%
  - After realizing expense savings
- Minimal dilution to tangible book value; accretive in approximately 2.5 years
- IRR in excess of 20%
- Strong pro forma capital position

Low Risk Profile

- Experienced management team with a proven track record of integrating acquisitions
- Comprehensive due diligence process and thorough review of loan portfolio
  - Supplemented with experienced 3rd party vendors
- Compatible cultures with familiar customer base

YADKIN FINANCIAL CORPORATION + NEWBRIDGE BANCORP



Legend
YDKN (70)
NBBC (42)
YDKN County
NBBC County
County of Overlap

Pro Forma Financial Highlights (1)	
Branches:	110
Assets:	$7.3 billion
Loans:	$5.2 billion
Deposits:	$5.3 billion
Market Cap:	$1.1 billion

2016 Transaction Timeline:

- **January:** Regulatory approval received
- **February:** Target shareholder approval
- **March:** Close Merger
- **September:** Conversion
- **December:** Cost saves fully realized; one time costs completed

Source: SNL Financial and MapInfo Professional
(1) Figures reflect balance sheet data as of 12/31/2015; Market capitalization based on YDKN stock price of $23.24 as of 2/5/2016

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YADKIN FINANCIAL CORPORATION

Growth Markets: Population Growth and Business Climate

Population Growth:

- Raleigh - MSA is projected to grow by over 2x the national average between 2015 – 2020
- Charlotte - 17th largest U.S. city with a population of 796,921, making it the 3rd fastest growing big city in the U.S. in 2013
- Piedmont Triad has over 20 colleges and universities and a population of over 1.6 million
- NC is projected to be the 7th largest state in 2030, up from 9th currently
- In NC 3+ million people to be added by 2030

Projected Population Growth ('16 - '21) by MSA			
Raleigh	Charlotte	Greensboro-High Point	US
8.19%	7.01%	4.24%	3.69%

	Nov. 2015 Unemployment Rate
North Carolina	5.5%
County	
Wake (Incl. Raleigh)	4.5%
Mecklenburg (Incl. Charlotte)	5.1%
Guilford (Incl. Triad)	5.5%

Business Climate:

- 14 Fortune 500 companies headquartered in NC
  - 7 in Charlotte MSA, 5 in Triad, 2 in Raleigh-Cary MSA
- NC is the #1 state for corporate relocations and has been for 8 of the past 9 years
- NC claimed top spot in Site Selection magazine's listing of the best business climates in North America in 3 of the last 4 years
- Google Fiber broke ground in the Raleigh-Durham and Charlotte in June
- Since the beginning of 2015, 88 companies have announced relocations or expansions in Wake County (Raleigh/Durham area)
  - Wake County received 103 economic development projects in 2015; 46 are active and represent $2 billion in potential investment in the area
- Charlotte and Raleigh ranked #9 and #14, respectively, on Glassdoor's June 2015 "Recovery Index" – a measure of growth in employment, new jobs, and wages

Sources: SNL Financial, Relocation data from Site Selection magazine; all other data from U.S. Census Bureau , U.S. Bureau of Labor Statistics, and Charlotte Chamber of Commerce.

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YADKIN FINANCIAL CORPORATION

 2015 production totaled $153.5mm  Q4 2015 revenue increased 5.0% over Q3  Gain on sale remained steady  Product mix included more 504 loans  Proportion of multi-funding loans increased  15 Business Development Officers in 11 states  #17 SBA lender in the US for fiscal year 2015  #1 SBA lender in North Carolina; #4 SBA lender in Virginia  75% of portfolio in North Carolina and South Carolina  Portfolio is diversified by industry  Portfolio as of 12/31/15 was $264mm committed and $171mm outstanding at an average rate of 5.37% and average Q4 fee of 0.53%; total of 99 active borrowers and an average commitment of $174mm (1,520 loans)  Over $362mm new originations in 2015  83% of portfolio is high-velocity vertical construction; 26% of vertical units repaid in Q4 leaving a 2.83 qtr supply  17% of portfolio is horizontal but strategic to supply vertical loans Diversified Business Lines 6 Centralized credit, administration, and operations with specialized business segments Government Guaranteed Lending Builder Finance Builder Finance Portfolio and Production Trends ($mm) Builder Finance Portfolio by State Note: New loan originations represent total loan commitments originated in each respective period. $80.7 $76.2 $94.8 $102.4 $92.6 $23.1 $15.3 $15.2 $13.1 $12.1 $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 $0 $20 $40 $60 $80 $100 $120 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Quarterly Loan Production Quarterly $ Change in Balance Period End Loans* (Right Axis) Builder Finance Production by State SBA Open Loan Pipeline by Product SBA- 504 8% 7a (7a, Construction & Multi) 87% SBA 7a Express Line Of Credit 5% SBA-504 7a (7a, Construction & Multi) USDA SBA 7a Express Line Of Credit SBA-504 23.0% 7a Multi and/or Construction 40.0% SBA 7a Express LOC 2.0% 7a Fully funding 35.0% SBA-504 7a Multi and/or Construction SBA 7a Express LOC 7a Fully funding 2015 SBA New Production NC 57%SC 22% GA 7% AL 2% TX 8% TN 2% FL 2% AL 2% CA 1% FL 2% GA 8% NC 61% SC 14% TN 2% TX 9% VA 1%

Diversified Business Lines 7 Note: New loan originations represent total loan commitments originated in each respective period. Centralized credit, administration, and operations with specialized business segments Commercial Banking Mortgage  52 Mortgage Loan Officers covering the Carolinas  Supported by 39 underwriting, administrative, servicing, and operations personnel  Q4 loan production seasonally declined to $75 mm from $84mm in Q3  Purchase grew to over 69% of total production  Margin continued to improve in Q4 to 2.95%  42 Commercial Bankers covering the Carolinas  Total commercial loan portfolio over $1.9bn  Over $750 million deposits  2015 loan production of $727mm  Balanced approach to growth and margin  Commercial banking deposits increased 15.6% during 2015 2015 Production by Region Portfolio by Loan Type 2015 Production by Loan Type 1-4 FAM SEC 6% AGRICULTURE 4% C&D NOO 7% C&D OO 1% C&I 20% CRE NOO 33% CRE OO 28% OTHER LOANS 1% CENTRAL (Triangle) 39% EASTERN (Wilmington) 22% SOUTHERN (Charlotte) 24% WESTERN 15% 1-4 FAM SEC 2% AGRICULTURE 5% C&D NOO 13% C&D OO 1% C&I 32% CRE NOO 28% CRE OO 17% OTHER LOANS 2% Margin Margin Const Const 2% 0.172% Conv 57% 2.640% Conv 62% 2.548% Govt 26% 3.640% Govt 24% 3.418% Jumbo 0% 1.360% Jumbo 2% 1.763% PORT 16% PORT 10% Overall Margin 2.950% 2.709% Q4 2015

Q4 2015 Highlights 8  Net operating EPS to common shareholders of $0.40, or $12.6 million, a 15.0% year-over-year growth compared to Q4 2014  Annualized net operating ROATCE of 13.14% and net operating ROAA of 1.14% in Q4 2015, compared year-over-year to 12.97% and 1.09% in Q4 2014  Operating efficiency ratio remained consistent with recent improved levels at 57.5% in Q4 2015, down from 63.5% in Q4 2014  Strong loan originations and commitments of $391mm drove net loan growth of 12.9% in Q4 2015  Non-maturity deposits increased at an annualized rate of 13.5% from Q3 to Q4  Tangible book value per share increased from $12.31 in Q3 to $12.51 in Q4; this represents year-over-year growth of 9.6% compared to $11.41 recorded in Q4 2014  On January 27, 2016, declared quarterly cash dividend of $0.10 per share payable on February 18 to shareholders of record as of February 11 Merger Update  Shareholder meeting to vote on approval of NewBridge acquisition scheduled for February 23  Received all required regulatory approvals in January  Target closing late Q1  Conversion scheduled for late Q3; integration planning is fully underway

2015 Highlights 9  Pre-tax operating income of $75.2 mm  Net operating income of $48.5 mm  Operating EPS of $1.50  Operating ROA of 1.13%  Operating ROTCE of 12.92%  Operating Efficiency Ratio of 59.2%  Loan growth of $194 mm or 6.7%  Low cost deposit growth of $137 mm or 6.4%  TBV / share increased 9.6% to $12.51  Implemented $0.10 / share quarterly dividend starting in Q3  Redeemed legacy YDKN preferred stock of $28.4 mm  $184 mm in shareholder value created in 2015  Stock price increased 28.1% to $25.17  Paid $6.3 mm in dividends 0.0 95.0% 100.0% 105.0% 110.0% 115.0% 120.0% 125.0% 130.0% 135.0% YDKN Price Performance for 2015 KRE YDKN

Earnings Profile

- Pre-tax, pre-provision operating earnings totaled $21.8mm during Q4 2015, compared to $18.4mm during Q4 2014
- Net operating earnings available to common shareholders totaled $12.6mm, or $0.40 per share, in Q4 2015, compared to $11.0mm or $0.35 per share in Q4 2014
- Annualized net operating ROAA of 1.14% in Q4 2015, compared to 1.09% in Q4 2014
- Annualized net operating ROATCE 13.14% in Q4 2015, compared to 12.97% in Q4 2014
- Provision increased to $2.7mm in Q4 due to an increase in charge-offs and strong loan growth
- Income tax expense decreased to $6.2mm in Q4, reflecting 2015 tax planning initiatives that were realized in Q4, which reduced the effective tax rate by approximately 2.0%
- Operating efficiency ratio remained consistent with targeted improved levels; 57.5% in Q4 2015, compared to 63.5% in Q4 2014

	For the Quarters Ending		
($ in thousands)	2014Q4	2015Q3	2015Q4
Net interest income	$40,791	$39,305	$41,342
Provision for loan losses	843	1,576	2,714
Net interest income after provision for loan losses	39,948	37,729	38,628
Operating non-interest income	9,558	10,798	9,963
Operating non-interest expense	31,970	28,694	29,479
Operating income before taxes and M&A costs	**$17,536**	**$19,833**	**$19,112**
Gain (loss) on sales of available for sale securities	4	-	(85)
Gain on sale of branches	-	-	88
Merger and conversion costs	1,589	104	803
Restructuring charges	33	50	282
Income before income taxes	**15,918**	**19,679**	**18,030**
Income tax expense	607	7,891	6,182
Net income	**15,311**	**11,788**	**11,848**
Preferred stock dividends[1]	639	-	-
Net income to common shareholders	**14,672**	**11,788**	**11,848**
Pre-tax, pre-provision operating earnings (Non-GAAP)[2]	**18,379**	**21,409**	**21,826**

(1) Prefered stock was initially issued in connection with the TARP Capital Purchase Program.
(2) Excludes securities gains and losses, branch sale gain, merger and conversion costs, and restructuring charges.

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YADKIN FINANCIAL CORPORATION

Net Interest Income 11 Combined Net Interest Margin (%)  Impact of acquisition accounting on net interest margin is declining; down approximately $3.0mm since Q4 2014  Focus remains on disciplined loan pricing and low-cost, core deposits  Q4 NIM improvement positively impacted by investment portfolio repositioning, income from an issuer call of a debt security, and recoveries of charge-offs from acquired banks that occurred prior to the merger date Average Yields and Rates For the Quarter Ended, 2015Q3 2015Q4 Loans 5.36% 5.34% Securities 2.35% 2.93% Other earning assets 0.34% 0.41% Total earning assets 4.72% 4.81% Interest bearing deposits (0.48%) (0.46%) Borrowed funds (1.59%) (1.58%) Total interest bearing liabilities (0.66%) (0.65%) Net interest margin (FTE) 4.19% 4.29% Cost of funds 0.53% 0.52% 4.43% 4.33% 4.29% 4.19% 4.29% 4.25% 4.23% 4.12% 4.09% 4.20% 3.76% 3.74% 3.78% 3.77% 3.87% 3.50% 3.75% 4.00% 4.25% 4.50% 4.75% Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 GAAP NIM (FTE) Adj sted NIM (Less Accelerated Loan Accretion, Includes Scheduled Accretion & Amortization) Core NIM (Excludes All Purchase Accounting Impacts)

Diverse Drivers of Non-Interest Income Growth 12 Combined Operating Non-Interest Income Composition1 ($000) $9,558  Operating non-interest income totaled $10.0mm in the Q4 2015, a 4.2% increase over Q4 2014  Strong SBA production led to 5.0% revenue increase on a linked quarter basis as pipeline strengthened; gain on sale remained steady, product mix included more 504 loans, and the proportion of multi-funding loans increased  Mortgage revenue declined seasonally to $1.6mm as production and pipeline decreased; management reduced mortgage non- interest expenses as revenue decreased; significantly stronger than Q4 2014 $8,838 $10,716 $10,798 Change from Q4 2014 to Q4 2015 4.2% (2.0)% 8.7% 56.8% (11.9)% $9,963 $2,133 $1,390 $1,911 $2,492 $1,786 $1,002 $1,322 $1,633 $1,731 $1,571 $2,917 $2,873 $3,677 $3,009 $3,170 $3,506 $3,253 $3,495 $3,566 $3,436 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Other Mortgage SBA Service charges & fees on deposits accounts (1) Excludes securities gains and losses and branch sale gain.

Non-Interest Expense 13 (1) Excludes merger and conversion costs and restructuring charges. Combined Non-Interest Expense Composition1 ($000)  Operating efficiency ratio remained stable at 57.5% for the fourth quarter  Third consecutive quarter with efficiency ratio at or below 60%  Comfortably reached the previously announced operating efficiency goal of sub 60% before the end of 2015  Increased operating non-interest expenses in Q4 driven primarily by higher variable compensation, but are materially lower (down 7.8% ) than Q4 2014 Total Non-Interest Expense $33,592 $30,958 $32,316 $28,848 $30,564 Operating Efficiency Ratio 63.5% 62.1% 60.0% 57.3% 57.5% One-time charges ($1,622) ($1,127) ($2,269) ($154) ($1,085) Operating Non-Interest Expense $31,970 $29,831 $30,047 $28,694 $29,479 $31,970 $29,831 $30,047 $28,694 $29,479 $7,354 $7,127 $7,313 $6,913 $6,304 $1,959 $1,888 $1,929 $1,851 $1,931 $5,009 $4,799 $4,637 $4,641 $4,722 $861 $815 $777 $761 $745 $16,787 $15,202 $15,391 $14,528 $15,777 $0 $7,000 $14,000 $21,000 $28,000 $35,000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015

Balance Sheet

- Annualized net loan growth was approximately 12.9% in Q4 2015
  - Maintained record levels of loan originations and commitments of $391mm
  - Loan growth is net of $12.0 mm in SBA loan sales
- $198mm, or 11.5%, originated loan growth from Q3 to Q4

($ in millions)	Q3 2015	Q4 2015
Originated Loans	1,721	1,919
Acquired Loans	1,259	1,158
Total Loans	2,980	3,077
Qtr / Qtr Change in Balance		
Originated Loans	9.9%	11.5%
Acquired Loans	(9.4%)	(8.0%)
Total Loans	0.8%	3.2%

- Non-maturity deposits increased by 13.5% annualized in Q4
  - Non-interest demand deposits are 22.5% of total deposits
- TCE / TA of 9.21% at December 31, 2015, compared to 8.80% at the end of 2014
- TBV per share up 6.5% annualized to $12.51 in Q4 2015; this represents a 9.6% increase compared year-over-year to $11.41 in Q4 2014

Balance Sheet			
	As of the Quarter Ended,		
(Dollars in thousands)	2014Q4	2015Q3	2015Q4
Assets:			
Cash and due from banks	$ 65,312	$ 54,667	$ 60,783
Federal funds & interest-earning deposits	67,053	23,088	51,135
Investment securities	712,041	752,784	728,314
Loans held for sale	20,205	37,962	47,287
Loans	2,898,266	2,979,779	3,076,544
Allowance for loan losses	(7,817)	(9,000)	(9,769)
Premises and equipment, net	80,379	75,530	73,739
Foreclosed assets	12,891	11,793	15,346
Other assets	419,704	435,623	430,765
Total assets	**$4,268,034**	**$4,362,226**	**$4,474,144**
Liabilities:			
Deposits:			
Non-interest demand	$ 680,387	$ 730,928	$ 744,053
Interest-bearing demand	469,898	484,187	523,719
Money market and savings	1,004,796	1,001,739	1,024,617
Time deposits	1,092,283	1,030,915	1,017,908
Total deposits	3,247,364	3,247,769	3,310,297
Short-term borrowings	250,500	395,500	375,500
Long-term debt	180,164	129,859	194,967
Accrued interest & other liabilities	32,204	32,301	30,831
Total liabilities	**$3,710,232**	**$3,805,429**	**$3,911,595**
Shareholders' equity:			
Common stock & other equity	557,802	$ 556,797	$ 562,549
Total liabilities and shareholders' equity	**$4,268,034**	**$4,362,226**	**$4,474,144**

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YADKIN FINANCIAL CORPORATION

Positive Balance Sheet Trends 15 Composition of Deposits over Time ($mm) Loan Composition Q4 2015 ($mm)  Diversified loan portfolio  Loan growth is predominantly variable rate as fixed rate production is offset with fixed rate curtailments and fixed rate payoffs  9.4% growth in non-interest deposit deposits since Q4 2014; DDA now represents 22.5% of total deposits 2015 Loan Production – Fixed vs. Floating $680 $655 $698 $731 $744 $470 $473 $476 $484 $524 $1,005 $1,010 $992 $1,002 $1,025 $1,092 $1,071 $1,078 $1,031 $1,018 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 De po sit Am ou nts ($ in mi llio ns ) Non-interest demand Interest-bearing demand Money market and savings Time $3,247 $3,209 $3,243 $3,248 $3,310 C&I $523.4 17% O.O. CRE $677.5 22% C&D $392.5 13% Non O.O. CRE $568.9 18% Multifamily $142.1 5% 1-4 Family $358.7 11% HELOCs $285.4 9% Farmland / Ag Production $96.8 3% Consumer & Other $78.5 2% Fixed Rate 34% Floating Rate 66%

Asset Sensitive Balance Sheet 16 Static Shock Impact on Economic Value of Equity (1) Static Shock Impact on Net Interest Income (1) Variable Rate Loan Floors  Yadkin is positioned to benefit in a rising rate environment  Yadkin is in an asset sensitive position on a short- and long-term basis  Slight asset sensitivity trades off some current period income for improved earnings and equity impact in a rising rate environment  Modeling all asset sensitivity with NewBridge using 12/31/15 data (0.5%) 0.7% 3.2% 6.3% 9.1% 2.6% 0.5% (5.0%) 0.0% 5.0% 10.0% -100 Shock 100 Shock 200 Shock 300 Shock 400 Shock YC Flatten YC Steepen Footnote 1: September 30, 2015 data (2.3%) 1.1% 2.3% 3.3% 4.2% 4.3% (1.8%) (5.0%) 0.0% 5.0% 10.0% -100 Shock 100 Shock 200 Shock 300 Shock 400 Shock YC Flatten YC Steepen Grouping Balance % of Total Balance Cumulative % of Total Balances a. No Floor $360.8 31% 31% b. Floor Reached 171.2 15% 46% c. 0-25 bps to Reach Floor 33.4 3% 48% d. 26-50 bps to Reach Floor 157.5 14% 62% e. 51-75 bps to Reach Floor 53.3 5% 67% f. 76-100 bps to Reach Floor 196.0 17% 83% g. 101-125 bps to Reach Floor 68.4 6% 89% h. 126-150 bps to Reach Floor 80.5 7% 96% i. 151- 75 bps to Reach Floor 9.5 1% 97% j. 176-200 bps to Reach Floor 19.2 2% 99% k. 201-250 bps to Reach Floor 15.4 1% 100% l. 251-300 bps to Reach Floor 0.7 0% 100% m. 301+ bps to Reach Floor 0.8 0% 100% $1,166.5 100% In t he mo ney flo ors = $ 635 MM

$11.41 $11.75 $12.01 $12.31 $12.51 $10.50 $11.00 $11.50 $12.00 $12.50 $13.00 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Strong Capital Position 17 Regulatory Capital Ratios – Holding Company and Bank Level (12/31/15) Tangible Book Value per Share Growth – Post Merger Dividend: $0.10 $0.10 11.4% growth from Q4 ’14 to Q4 ’15 (including dividend) 9.2% 9.5% 10.5% 10.5% 11.9% 10.6% 10.3% 11.6% 11.6% 12.0% 2.0% 6.0% 10.0% 14.0% TCE / TA Tier 1 Leverage Common Equity Tier 1 Tier 1 Risk-Based Total Risk-Based Yadkin Financial Yadkin Bank

Strong Asset Quality 18 21.9% 20.4% 21.0% 23.3% 22.6% 10.0% 20.0% 30.0% 40.0% Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Effective Reserve of 1.62% or $50.0mm Classified Asset Ratio (2) – Bank Level Net charge-offs - 25bps Remaining mark declined by $3.5mm in Q4 2015 Loan Loss Reserves Breakdown ($ in thousands) Non- Purchased Impaired Purchased Impaired (SOP 03-3) Total ALLL balance at 9/30/15 7,602$ 1,398$ 9,000$ Net charge-offs (1,945) 0 (1,945) Provision for loan losses 2,790 (76) 2,714 ALLL balance at 12/31/15 8,447 1,322 9,769 Remaining credit mark 17,545 10,401 27,946 Remaining interest rate mark 3,704 8,538 12,242 Total effective reserve 29,696$ 20,261$ 49,957$ Loan balances 2,934,472$ 142,072$ 3,076,544$ ALLL percentage 0.29% 0.93% 0.32% Remaining credit mark percentage 0.60% 7.32% 0.91% Remaining interest rate mark percentage 0.13% 6.01% 0.40% Effective reserve percentage 1.01% 14.26% 1.62% (1) (1) The majority of the increase was from a single relationship that came through a 2011 bank acquisition (2) Classified Asset Ratio = Classified Assets / (Tier 1 Capital + Loan Loss Reserves)

Strong Q4 Performance Relative to Peers 19 Core ROAA Operating ROATCE Operating Efficiency Ratio Net Interest Margin NPAs / Loans + OREO TCE / TA Source: SNL Financial. Peers comprised of major exchange traded Southeast banks with assets of $2.0 - $7.0 billion. Includes COB, SGBK, PSTB, FCBC, HTBI, CCBG, NBBC, LION, FBNC, SBCF, STBZ, CFNL, CHCO, CSFL, ABCB, BNCN, SFBS, RNST, FCB, PNFP, and CBF. Data as of the most recent quarter available per SNL Financial. 1.14% 1.05% 1.19% 0.00% 0.45% 0.90% 1.35% Yadkin Peer Median Top Quartile 13.1% 10.9% 13.4% 0.0% 5.0% 10.0% 15.0% Yadkin Peer Median Top Quartile 59.6% 61.7% 57.3% 50.0% 55.0% 60.0% 65.0% Yadkin Peer Median Top Quartile 1.55% 1.23% 0.79% 0.00% 0.60% 1.20% 1.80% Yadkin Peer Median Top Quartile 4.29% 3.80% 4.20% 3.00% 3.60% 4.20% 4.80% Yadkin Peer Median Top Quartile 9.21% 9.16% 7.00% 7.50% 8.00% 8.50% 9.00% 9.50% 10.00% Yadkin Peer Median

High-Performing Community Bank Franchise 20 Source: SNL Financial; data as of 2/5/2016 2.6x TBV 17.1x ’16 P/E 1.7x TBV 14.7x ’16 P/E 2.7x TBV 15.8x ’16 P/E Key Criteria High-Performing Bank Screen Yadkin Metric Top Performers YDKN is Best-in-Class Efficiency Ratio < 60% 26 Banks Price / TBV > 1.7x 26 Banks 3-Year Stock Price Increase > 100% 6 Banks Largest Deposit Market Share by a Community Bank in the State 3 Banks 59.20% 1.7x 185% #1 Community Bank in NC Efficiency Ratio Valuation Stock Price Performance Deposit Market Share Community Banks $7.3 Bn (with NBBC) Operating ROA ROA > 1.0% 45 Banks U.S. Community Banks with Asset Size of $4 - $10 Bn 71 Banks 1.13%

Attractive Valuation 21 10.6x 10.7x 10.8x 11.2x 11.4x 11.9x 12.0x 12.3x 12.4x 12.5x 13.7x 14.5x 15.0x 15.2x 16.9x 24.6x ABCB CSFL YDKN BNCN PSTB CFNL SGBK FBNC UBSH SBCF SYBT STBZ EGBN CCBG COB HTBI Price / 2017 Estimated EPS* Median = 12.3x Source: SNL Financial. Peers comprised of major exchange traded Southeast banks with assets of $2.0 - $8.0 billion. Trading multiples based on closing prices as of 2/5/2016. *Mean consensus EPS estimates as compiled by FactSet.

Analysts Remain Bullish Post 4Q15 Earnings Release 22 YDKN, OUTPERFORM, $26.50: Post Conf. Call: Maintain OUTPERFORM Kevin Fitzsimmons; Hovde Group LLC “There is no change to our OUTPERFORM rating following YDKN’s 4Q15 earnings report, although we are lowering our PT higher by $1.50 (to $26.50) owing to our reduced EPS estimates coupled with lower peer bank valuation multiples…That said, we continue to believe that the YDKN story remains very much on track given positive loan growth (with the backdrop of healthy North Carolina metro markets), a relatively consistent core NIM (although likely to come down on a combined basis with NBBC, which had a lower NIM), improved core efficiency, the lever of merger-related cost saves, and good asset quality with a better than average risk profile (as such a large proportion of the balance sheet is already FV marked to market – and will be even more so after NBBC closes)”. YDKN: Lower Estimates and Target – Optionality Makes Valuation Attractive William J. Wallace IV; Raymond James “Recommendation: We are reiterating our Outperform rating on YDKN but lowering our target price to $25 from $27 following 4Q15 results that were below expectations. Owing to stronger-than-expected loan growth (3.2% vs. our 2.5% estimate), higher securities yields, and recoveries of acquired bank charge-offs, core margin expanded meaningfully, driving spread revenue above our estimate…While operating expense also disappointed on an increase in variable compensation, we forecast the efficiency ratio to trend down to 50% by 4Q17 from 57% in 4Q15, as the company drives meaningful operating leverage from its pending acquisition of NewBridge Bancorp (NBBC/$10.82/Outperform) that is expected to close in late 1Q or early 2Q. Ultimately, in light of optionality created by a management team and board that is closely aligned with shareholder interests, we believe valuation appears attractive, especially should our EPS estimates prove conservative.” Source: Research reports NBBC Acquisition on Schedule, Discount Valuation Remains, Reiterate Overweight Rating Tyler Stafford; Stephens Inc. “We thought YDKN’s 4Q15 results were strong and were highlighted by strong organic loan growth and better-than-expected NII and core-NIM. The pending acquisition of NBBC is on track and management is hopeful for a late 1Q16 closes. On a pro forma basis after the acquisition closes, YDKN will be $7.4 billion in assets and hosts a strong NC deposit market share. We think the currently discounted ~11.0x earnings multiple fades as NBBC is closed and integrated and the associated operating leverage becomes more visible. We reiterate our Overweight rating and are adjusting our price target to $28 (from $29.50).” YDKN │ Outperform, Continuing to Recommend Post a Nice 4Q15; Raising Estimates/PT Brady Gailey, CFA; Keefe Bruyette & Woods Inc. “YDKN met expectations in 4Q15 with an expanding NIM (up 10 bpts LQ), solid loan growth (13% LQA) and the continuation of some nice profitability. YDKN had an impressive 2015. Both the reported and core NIM in 4Q15 improved due to better asset yields, namely bonds, and a lower cost of funds. NPAs were down slightly and YDKN continued to build its reserve. All said, we’re raising our EPS estimates and price target. We also continue to recommend the shares with ~26% upside potential over the next year.”

Analyst Recommendations 23 Firm Rating Price Target 2016 Estimate 2017 Estimate Stephens Inc. Overweight $28.00 $1.62 $1.96 Keefe Bruyette & Woods Inc. Outperform $27.00 $1.75 $1.95 Gabelli & Company Buy $27.00 $1.69 $2.20 Hovde Group LLC Outperform $26.50 $1.66 $1.97 Sandler O’Neill & Partners LP Buy $26.00 $1.62 $1.95 Raymond James Financial Inc. Outperform $25.00 $1.75 $2.00 FIG Partners LLC Market Perform $24.50 $1.65 $1.90 Consensus $26.29 $1.68 $1.99 Source: SNL Financial

Appendix 24

Transaction Assumptions 25  Earnings estimates based on First Call consensus  Gross credit mark of 1.3%, $25.7 million  Reversal of existing credit mark of $11.7 million  Net transaction-related credit mark of $14.0 million  Reversal of existing ALLL  Mark up of pension liability of $5 million  One-time merger related expenses of $29 million (pre-tax)  Approximately 30% realized at close  Cost savings expected to be 33.5% of estimated NBBC expense base  37.5% realized in 2016, 100% realized by year-end 2017  Branch consolidations of approximately 10% of the combined company  No revenue synergies included in modeling  Core deposit intangible of 1.0% of non-time deposits, amortized sum-of-years digits over 8 years  TRUPS mark of $11.4 million  Anticipate special dividend of $0.50 per share to YDKN shareholders prior to close  Both YDKN and NBBC to continue paying current quarterly dividends  Estimated close in early Q2 2016

Contact: Terry Earley (919) 659-9015 terry.earley@yadkinbank.com

Additional Information About the Proposed Transaction and Where to Find It This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, Yadkin intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com. Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. Important Information 27